UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May, 2017

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 13

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

 NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item
1.	Press Release: Nortel Inversora S.A. Announces Consolidated First Quarter Results for Fiscal Year 2017

Nortel Inversora S.A. Announces Consolidated First Quarter Results for Fiscal Year 2017

BUENOS AIRES, Argentina, May 10, 2017 /PRNewswire/ -- Nortel Inversora S.A. ("Nortel") (NYSE: NTL) announces consolidated income of AR$ 1,959 million for the first quarter of fiscal year 2017, of which AR$ 1,081 million correspond to Nortel as parent company of Telecom Argentina S.A. ("Telecom").

The sole material activity of Nortel is holding 54.74% of the capital stock of Telecom, representing a holding of 55.60% of the voting and economic rights of Telecom as a result of Telecom's holding of 15,221,373 shares of treasury stock. The holding of such shares of treasury stock has been extended for up to three additional years pursuant to the resolution of the Ordinary and Extraordinary Stockholders Meeting of Telecom held on April 29, 2016.

(Financial Tables below)

First Quarter, Fiscal Year 2017
(in millions of Argentine Pesos)

Consolidated Income Statement	March 2017	March 2016

Total sales and other income	14,742	12,474
Operating costs	(11,856)	(10,483)
Operating income	2,886	1,991
Financial results, net	126	(550)
Net income before income tax expenses	3,012	1,441
Income tax	(1,053)	(507)
Net income	1,959	934
Other comprehensive income, net of taxes	(21)	189
Total comprehensive income for the period	1,938	1,123

Consolidated Balance Sheet	March 2017	December 2016

Current assets	16,360	15,620
Non-current assets	32,563	32,354
Total assets	48,923	47,974
Current liabilities	15,982	16,524
Non-current liabilities	11,115	11,527
Total liabilities	27,097	28,051
Equity attributable to Nortel	11,868	10,797
Equity attributable to non-controlling shareholders	9,958	9,126
Total equity	21,826	19,923
Total liabilities and equity	48,923	47,974

Ratios

Liquidity (a)	1.02	0.95
Indebtedness (b)	1.24	1.41

(a) Current assets to current liabilities
(b) Total liabilities to shareholders' equity

Relevant facts

Corporate Reorganization

On March 17, 2017, the Company received notice from its direct controlling shareholder Sofora Telecomunicaciones S.A. ("Sofora"), who informed that its shareholders had expressed their wish that the Board of Directors of Sofora as well as the ones of its subsidiaries Nortel Inversora S.A. ("Nortel"), Telecom Argentina S.A. ("Telecom Argentina") and Telecom Personal S.A. ("Telecom Personal") evaluate a corporate reorganization at the head of Telecom Argentina S.A. as the surviving company, aiming to conclude this reorganization during the current year. This project seeks to simplify the shareholding structure of Telecom Argentina in line with international standards and market practices.

In this context, it has been agreed that Sofora amortizes, in the terms of Article 223 of the General Corporate Law No. 19,550, the shares owned by W de Argentina Inversiones S.A. ("WAI") as follows: (i) 17% of the capital stock of Sofora in the first place and (ii) once the corresponding regulatory requirements have been met, the remaining 15% of WAI's stake in Sofora. Once both amortizations are realized, Fintech Telecom LLC will control 100% of the share capital of Sofora consolidating all the economic and corporate rights of the Company.

Resulting from the Reorganization and effective as of the Reorganization Effectiveness Date: (i) all the assets and liabilities of the Absorbed Companies shall be transferred to the Surviving Company at the values included in the respective Special-Purpose Unconsolidated Financial Statements, causing Telecom Argentina to acquire ownership of all rights and to assume all obligations and liabilities of any nature of Telecom Personal, Sofora and Nortel including (ii) Telecom Argentina shall be the successor of all activities of Telecom Personal, Sofora and Nortel.

Moreover, on March 31, 2017, the Board of Directors of Telecom Argentina S.A., Sofora Telecomunicaciones S.A., Nortel Inversora S.A. and Telecom Personal S.A. approved the Preliminary Merger Agreement by which they agree that Telecom Argentina will absorb by merger Nortel, Sofora and Telecom Personal, in accordance with the terms of Sections 82 and 83 of the General Corporate Law, and ad referendum of the corporate and regulatory approvals established in said Commitment.

Regarding the aforementioned corporate reorganization and in order to facilitate the merger process by concentrating the entire capital stock of the Absorbed Company (Telecom Personal) under the ownership of the Surviving Company (Telecom Argentina), The Board of Directors of Nortel and Telecom Argentina approved on March 31, 2017 the sale of 120,000 shares of Telecom Personal, held by Nortel, to Telecom Argentina, for the amount of P$ 4,000,000, -. As a consequence of this transaction, as of March 31, 2017, Telecom Argentina owns 100% of Telecom Personal.

Finally, The Board of Directors of the Company, resolved to summon a General Ordinary and Extraordinary Shareholders' Meeting of Nortel Inversora to be held on May 22, 2017 on the first call, in order to consider the corporate reorganization described herein and the documentation approved by the Board of Directors.

Other Relevant Matters

Summary of the Resolutions approved by the Ordinary and Extraordinary General Stockholders Meeting held on April 27, 2017

The Ordinary and Extraordinary General Stockholders Meeting held on April 27, 2017 resolved, among other issues:

  to approve the Annual Report and Financial Statements as of December 31, 2016;
  to ratify the payment of a  provisional cash dividends of AR$ 540 million approved by the board of directors on October 24,2016 to allocate the non-appropriated profit amount as of December 31, 2016, of AR$ 1,652 million to the already existing "Voluntary Reserve for the Future Distribution of Dividends";

María de los Angeles Blanco Salgado
Officer in Charge of Market Relations

CONTACT: Maria Blanco Salgado, mblancosalgado@ta.telecom.com.ar, 54-11-4968-3631

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: May 10, 2017	By:	/s/ María Blanco Salgado
	Name:	Maria Blanco Salgado
	Title:	Officer in Charge of Market Relations